UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Reductions in Outstanding Number of Options and Certain Debenture Series

On July 3, 2016, Gazit-Globe Ltd. (referred to herein as Gazit or the Company), reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that as of June 30, 2016, there were reductions in (i) the outstanding number of options to purchase its ordinary shares, and (ii) the principal outstanding amount of certain series of the Company’s debentures, in each case relative to the outstanding amounts of these securities as of March 31, 2016.

The number of ordinary shares underlying outstanding options under the Company’s 2011 Share Incentive Plan, or the 2011 Plan, was reduced by 42,607 during the second quarter of 2016, due to the expiration of options to purchase 42,607 ordinary shares, in the aggregate. The number of ordinary shares underlying outstanding options under the 2011 Plan stands at 1,470,920 as of June 30, 2016.

The reductions in the principal outstanding amount of the Company’s debentures during the second quarter of 2016 consisted of: (i) a reduction of NIS 44.4 million in the outstanding amount of Gazit’s Series A debentures, resulting in a remaining outstanding amount of NIS 44.4 million; (ii) a reduction of NIS 127.4 million in the outstanding amount of Gazit’s Series C debentures, resulting in a remaining outstanding amount of NIS 506.5 million; and (iii) a reduction of NIS 343.0 million in the outstanding amount of Gazit’s Series I debentures, resulting in a remaining outstanding amount of NIS 479.5 million. All such reductions in outstanding amount of debentures resulted from redemptions of debentures by Gazit.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 6, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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